Exhibit 99.1
                                                                                                                     EXECUTION VERSION

PURCHASE AGREEMENT

dated as of

November 23, 2014

among

PROSENSA HOLDING N.V.,

BIOMARIN PHARMACEUTICAL INC.

and

BIOMARIN FALCONS B.V.

i

ii

Annex I – Offer Conditions
Annex II – Form of CVR Agreement

iii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) dated as of November 23, 2014, among Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company”), BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), and BioMarin Falcons B.V., a private company with limited liability (besloten vennootschap) organized under the laws of The Netherlands  and a wholly owned indirect subsidiary of Parent (“Buyer”).

W I T N E S S E T H :

WHEREAS, the supervisory board of directors of the Company (the “Supervisory Board”) and the managing board of directors of the Company (the “Managing Board” and, together with the Supervisory Board, the “Boards”) have determined that the acquisition of the Company by Buyer on the terms and subject to the conditions set forth herein is fair to, and in the best interests of, the Company’s shareholders and other stakeholders, its Subsidiaries and the enterprises carried on by the Company and its Subsidiaries and have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective boards of directors of Parent and Buyer have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Buyer to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding ordinary shares, par value €0.01 per share of the Company (collectively, the “Shares”) in exchange for (i) $17.75 per Share, in cash, without interest (the “Cash Consideration”) and (ii) one contingent value right (a “CVR”), which shall represent the right to receive the Milestone Payments (as defined in the Contingent Value Rights Agreement in the form attached hereto as Annex II) (the “CVR Agreement”) to be entered into between Parent and a rights agent selected by Parent with the Company’s prior approval (the “Rights Agent”), if any, at the times provided for in the CVR Agreement, per Share, without interest (the Cash Consideration together with one CVR, the “Offer Consideration”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Buyer to enter into this Agreement, the Company’s directors and executive officers and certain shareholders of the Company are entering into tender agreements with Parent and Buyer dated as of the date hereof (the “Tender Agreements”), pursuant to which, among other things, such shareholders are agreeing to tender their respective Shares in the Offer and vote at the EGM, upon the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.  Definitions.

(a)      As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement between Parent, Buyer and the Company, any offer or proposal (whether or not in writing) made by a Third Party or group (as defined in Section 13(d) of the 1934 Act) of Third Parties relating to (i) any acquisition, transfer, purchase or disposition, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or beneficial ownership of 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, reexamination, or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law, code, rule, regulation, order, injunction, judgment, bylaw, ordinance, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Amsterdam, The Netherlands or New York, New York, United States are authorized or required by Applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2013 and the footnotes thereto set forth in the Company 20-F.

“Company Balance Sheet Date” means December 31, 2013.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Buyer.

“Company Material Adverse Effect” means any change, event, occurrence or effect (“Effects”) that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays the ability of the Company to consummate the Offer; provided, however, that, none of the following Effects shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (A) changes in IFRS, (B) changes in the financial or securities markets or general economic or political conditions in The Netherlands, the United States or any other country or region in which the Company and its Subsidiaries operate, (C) changes (including changes of Applicable Law or interpretations thereof) or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any Effects resulting from or arising out of the execution and performance of this Agreement or the announcement or the anticipated consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to Parent, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company and any of its Subsidiaries with employees, Governmental Authorities or any other Persons and any shareholder or derivative litigation relating to the execution and performance of this Agreement or the announcement or the anticipated consummation of the transactions contemplated by this Agreement, other than for purposes of Sections

3.03 and 3.04 or clause (D) of Part 2 of Annex I insofar as it relates to Sections 3.03 and 3.04, (F) any determination by, or delay of a determination by, the FDA, the EMA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to any product or product candidate of the Company or any of its competitors, (G) the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners, (H) increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any products or product candidates of the Company or any of its competitors, (I) any recommendations, statements or other pronouncements published or proposed by professional medical organizations or the FDA, the EMA any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, relating to products or product candidates of the Company or any of its competitors, (J) any change or prospective change in reimbursement or payor rules or policies applicable to products or product candidates of the Company or any of its competitors, (K) any failure in and of itself by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect), (L) any action taken (or omitted to be taken) at the request of Parent or Buyer, (M) any action taken by the Company and/or its Subsidiaries that is required or expressly contemplated by this Agreement, including any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Offer, or (N) a change in the price and/or trading volume of the Shares on the NASDAQ or any other market in which such securities are quoted for purchase and sale (provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, however, that in the case of the exceptions in clauses (A) through (D), to the extent such Effect disproportionately impacts the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the business in which the Company and its Subsidiaries engage, the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Plan” means each employee benefit plan, and any other collective or individual plan, policy, program, practice or agreement (whether qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former Company Service Provider (or to any dependent or beneficiary thereof)

which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any liability or obligations, including all incentive, bonus, pension, profit sharing, retirement, deferred compensation, severance, paid garden leave, pay in lieu of notice of termination, seniority premium, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, Tax gross-up, Tax equalization, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements, other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which the Company or any of its Subsidiaries does not contribute more than the minimum amounts required by Applicable Law.

“Company Registered Intellectual Property” means Registered Intellectual Property (i) owned or purportedly owned, solely or jointly, by the Company or any of its Subsidiaries, or (ii) exclusively licensed (for any field, product use or geography) to the Company or any of its Subsidiaries and which the Company or any of its Subsidiaries controls the prosecution of before applicable Governmental Authorities.

“Company Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased employee or director of the Company or any of its Subsidiaries.

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013.

“Compensation Arrangement Approvals” means the Compensation Committee’s approval of each Company Plan pursuant to which consideration is payable to any director, officer or employee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such Company Plan in accordance with Rule 14d-10(d)(2) under the 1934 Act.

“Compensation Committee” means the Compensation Committee of the Boards.

“Copyrights” means all copyrights, whether in published or unpublished works, databases, data collections and rights therein, mask work rights, software, web site content; rights to compilations, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing; registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.

“Domain Names” means internet domain names registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet.

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch Merger Code” means the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000).

“EMA” means the European Medicines Agency.

“Environmental Laws” means any and all Applicable Laws relating to pollution or protection of human health (to the extent related to exposure to Hazardous Substances) or the environment.

“FDA” means the United States Food and Drug Administration.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means (i) any material, substance or waste (whether liquid, gaseous or solid) that (A) requires investigation, removal, remediation, reporting or other response action under any Environmental Law, or is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (B) is regulated under applicable Environmental Laws as being, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous; and (ii) any petroleum product or by-product, petroleum-derived substances wastes or breakdown products, friable asbestos, lead-based paint or polychlorinated biphenyls.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards, as in effect from time to time and as issued by the International Accounting Standards Board.

“Intellectual Property” means Copyrights, Domain Names, Patents, Trademarks, Know-How, and any other similar type of proprietary intellectual property rights.

“Intervening Event” has the meaning set forth on Schedule 1.01(a) of the Company Disclosure Schedule.

“Key Product” means each of the following Company product candidates: drisapersen (f/k/a PRO051), PRO044, PRO045, PRO053, PRO052, PRO055, and PROSPECT.

“Know-How” means unpublished inventions (whether patentable or not), industrial designs, discoveries, invention disclosures, improvements, ideas, designs, models, formulae, recipes, patterns, compilations, data collections, diagrams, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, instructions, configurations, prototypes, samples, specifications, technology, trade secrets, confidential information, proprietary information, customer lists, source code and technical information.

“knowledge” means (i) (A) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(b) of the Company Disclosure Schedule and (B) with respect to Parent, the actual knowledge of the executive officers of Parent, and (ii) any fact or matter which any such Person in clause (i) of this definition would reasonably be expected to discover or otherwise become aware in the course of the conduct of his or her duties.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim of any kind in respect of such property or asset.

“NASDAQ” means The NASDAQ Stock Market LLC.

“1933 Act” means the United States Securities Act of 1933.

“1934 Act” means the United States Securities Exchange Act of 1934.

“Parent Material Adverse Effect” means any Effect, that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent or Buyer to consummate the Offer.

“Patents” means (i) all national, regional and international patents and patent applications, including provisional patent applications, (ii) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from any of the foregoing, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications, (iii) any and all patents that have issued or in the future issue from the foregoing patent applications ((i) and (ii)), including utility models, petty patents, innovation patents and design patents and certificates of invention, and (iv) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((i), (ii) and (iii)).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application for registration or registration issued, filed with, or recorded by any Governmental Authority.

“SEC” means the United States Securities and Exchange Commission.

“SER” means the Social and Economic Council of the Netherlands.

“Subsidiary” means, with respect to any Person, any entity of which (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries, (iii) at least 50% of any class of capital stock or of the outstanding equity interests are beneficially owned by such Person, or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Tax” or “Taxes” means all forms of taxes and similar levies, duties, charges, surcharges, imposts and withholdings of any nature whatsoever, including income tax, corporation tax, corporation profits tax, advance corporation tax, capital gains tax, capital acquisitions tax, compensation, unemployment, transfer, occupation, customs duties, severance, payroll, ad valorem, residential property tax, wealth tax, value added tax, withholding tax, customs and other import and export duties, excise duties, stamp duty, capital duty, social insurance, social welfare or other similar contributions and other amounts corresponding thereto imposed by any Governmental Authority (a “Taxing Authority”) and all penalties, charges, costs and interest relating thereto and shall include any transferee or successor liability in respect in any and all of the above.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trademark” means any trademark, trade dress, brand mark, service mark, trade name, brand name, product configuration, logo or business symbol, or other source identifier, whether or not registered, and all goodwill associated therewith and symbolized thereby.

(b)      Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 5.03(b)
Adverse Recommendation Change	Section 5.03(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.03(a)
Anti-Takeover Measure	Section 3.26
Antitrust Division	Section 7.01(b)
Approval of the Boards	Section 2.06
Asset Sale	Section 2.04(a)(iii)
Asset Sale Agreement	Section 2.04(a)(iii)
Boards	Recitals
Buyer	Preamble
Buyer Directors	Section 2.05
Cash Consideration	Recitals
Closing	Section 2.01(d)
Closing Date	Section 2.01(d)
Company	Preamble
Company Disclosure Documents	Section 3.10(a)
Company Option	Section 2.03(a)
Company Permits	Section 3.13(b)
Company Recommendation	Section 3.02(b)
Company Restricted Share	Section 2.03(c)
Company SEC Documents	Section 3.07(a)
Company Securities	Section 3.05(b)
Company Subsidiary Securities	Section 3.06(b)
Confidentiality Agreement	Section 5.02
Continuing Employee	Section 6.04(a)
Conversion Shares	Section 9.05(b)
Convertible Note	Section 2.04(a)(iii)
CVR	Recitals
CVR Agreement	Recitals
D&O Insurance	Section 6.03(c)
EGM	Section 2.04(a)
EGM Materials	Section 2.04(b)
Employment Practices	Section 3.19(b)
End Date	Section 8.01(b)(i)
Enforceability Exceptions	Section 3.02(a)
Exercise Period	Section 2.03(b)
Expiration Time	Section 2.01(c)
Financial Statements	Section 3.08(a)

Term	Section
FTC	Section 7.01(b)
GLP	Section 3.12
Indemnified Person	Section 6.03(a)
Initial Expiration Time	Section 2.01(c)
Independent Director	Section 5.04(a)
Innovation Box	Section 5.06
Intervening Event	Section 5.03(i)
Intervening Event Notice Period	Section 5.03(f)
Leased Real Property	Section 3.15(a)(ii)
Managing Board	Recitals
Material Contract	Section 3.21
Minimum Condition	Annex I
Note Conversion	Section 2.04(a)(iii)
Note Payable	Section 2.04(a)(iii)
Notice	Section 9.01
Offer	Recitals
Offer Commencement Date	Section 2.01(a)
Offer Conditions	Section 2.01(a)
Offer Consideration	Recitals
Offer Documents	Section 2.01(e)
Parent	Preamble
Preferred Shares	Section 3.05(a)
Pre-Launch Condition	Section 2.01
Promissory Note	Section 9.05(a)
Reorganization	Section 2.07
Representatives	Section 5.03(a)
Schedule TO	Section 2.01(e)
Schedule 14D-9	Section 2.02(b)
Second Step Distribution	Section 2.04(a)(iv)
Shares	Recitals
Shareholder Approvals	Section 2.04(f)
Subsequent Offering Period	Section 2.01(c)
Superior Proposal	Section 5.03(i)
Superior Proposal Notice Period	Section 5.03(e)
Supervisory Board	Recitals
Tender Agreements	Recitals
Termination Fee	Section 9.04(a)(i)
Transactions	Section 3.01(b)
Transfer	Section 9.05

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  References to “$” refer to U.S. dollars and references to “€” refer to Euros.

ARTICLE 2
The Offer

Section 2.01.  The Offer.

(a)      Provided that nothing shall have occurred that would give rise to a right to terminate this Agreement pursuant to Article 8, as promptly as practicable after the date hereof, but in no event later than the later of (A) fifteen Business Days following the date of this Agreement and (B) five Business Days following the date of satisfaction or waiver by Buyer and the Company of the condition set forth under Part 1 of Annex I hereto (the “Pre-Launch Condition”), Buyer shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer.  The Pre-Launch Condition is for the benefit of both Buyer and the Company and may be waived only by the Company and Buyer jointly (either in whole or in part) by written agreement. No party may invoke the Pre-Launch Condition if the non-satisfaction of such condition is caused by a breach of that party of any of its obligations under this Agreement.  The obligations of Buyer to, and of Parent to cause Buyer to, accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Part 2 of Annex I hereto (the “Offer Conditions”).  The date on which Buyer commences the Offer is referred to as the “Offer Commencement Date”.

(b)      Buyer expressly reserves the right at any time to, its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of the Company, Buyer shall not:

(i)      waive or change the Minimum Condition (as defined in Annex I);

(ii)     decrease the Offer Consideration;

(iii)    change the form of consideration to be paid in the Offer;

(iv)    decrease the number of Shares sought in the Offer;

(v)     extend or otherwise change the Expiration Time except as otherwise provided in this Agreement; or

(vi)    impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of the Shares.

(c)      Unless extended as provided in this Agreement, the Offer shall expire at 12:00 midnight (New York City time) on the date that is twenty Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date (such time, the “Initial Expiration Time” or such time and any subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Time”).  Subject to the provisions of Article 8, if any of the Offer Conditions is not satisfied or waived at the Initial Expiration Time or at any other Expiration Time of the Offer, Buyer shall extend the Offer (the length of such extension period to be determined by Parent or Buyer, subject to clauses (i)-(iii) below) from time to time until such Offer Condition or Offer Conditions are satisfied or waived; provided that (i) Buyer shall not be required to extend the Offer beyond the End Date, (ii) no such individual extension of the Offer shall be for a period of more than ten Business Days, and (iii) Buyer shall not be required to extend the Offer at any time that Parent or Buyer is permitted to terminate this Agreement.  Buyer shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer or as may be required by any other Governmental Authority; provided, that Buyer shall not be required to extend the Offer to a date later than the End Date.  Following expiration of the Offer, Buyer shall (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 of the 1934 Act of not less than five nor more than twenty Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act).  The Offer may not be terminated prior to the Expiration Time (as the same may be extended pursuant to this Section 2.01) unless this Agreement is validly terminated pursuant to Section

8.01.  If this Agreement is validly terminated pursuant to Section 8.01, Buyer shall promptly (and in any event within 24 hours following such termination) terminate the Offer and not acquire any Shares pursuant thereto.  If the Offer is terminated by Buyer prior to the acceptance for payment and payment for Shares tendered in the Offer, Buyer shall promptly return, and shall cause any depositary acting on behalf of Buyer to return, in accordance with Applicable Law, all tendered Shares to the registered holders thereof.  Nothing in this Section 2.01(c) shall affect any termination rights under Article 8.

(d)      Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Buyer shall, and Parent shall cause it to, accept for payment and pay for, as promptly as practicable after the expiration of the Offer, all Shares (i) validly tendered and not withdrawn pursuant to the Offer and (ii) validly tendered in the Subsequent Offering Period (the date on which Shares are first accepted for payment and paid for under the Offer, the “Closing Date” and the acceptance for payment and payment for Shares on the Closing Date, the “Closing”).  The Cash Consideration payable in respect of each Share pursuant to the preceding sentence shall be paid net of any applicable tax withholding with respect to the Offer Consideration pursuant to Section 2.09 to the seller in cash, without interest, on the terms and subject to the conditions of this Agreement.

(e)      As soon as practicable on the Offer Commencement Date, Parent and Buyer shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable United States federal securities laws and any other Applicable Law.  The Company shall promptly furnish to Parent and Buyer all information concerning the Company required by the 1934 Act to be set forth in the Offer Documents.  Each of Parent, Buyer and the Company agrees promptly to correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect.  Parent and Buyer shall use their reasonable best efforts to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Buyer shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  Parent and Buyer shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Buyer or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule TO or the Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Buyer to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Buyer or their counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is permitted by the SEC or other Governmental Authorities.

Section 2.02.  Company Action.

(a)      The Company hereby approves and consents to the Offer and the transactions contemplated by this Agreement (other than approval of Independent Directors required by Section 2.07) and the Tender Agreements. The Company represents that it has been advised that all of the members of the Boards who own Shares intend to tender such shares pursuant to the Offer.  The Company shall promptly (and in any event within three Business Days prior to the Offer Commencement Date) furnish Parent with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, and (iii) copies of all lists of shareholders, security position listings, computer files in the Company’s possession or control regarding the beneficial owners of Shares, in each case, true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer.  Notwithstanding the foregoing, the Company shall not be required to provide such information to the extent the Company is prohibited from providing such information by the terms of its Articles of Association and/or by Applicable Law. In the event that the Company is so prohibited from providing such information, it shall (i) request permission from the applicable shareholders to provide such information to Parent and Buyer and/or (ii) if the information requested is not received at least three Business Days prior to the Offer Commencement Date, the Company shall deliver to such shareholders all information that would otherwise be required to be provided by Buyer and Parent to such shareholders of the Company in connection with the Offer, and, notwithstanding this Article 2, Buyer and Parent shall not have any obligation to deliver such information to such shareholders under this Agreement.

(b)      As soon as practicable after the Offer Commencement Date (and in any event within ten Business Days of the date the Offer Documents are filed with the SEC), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities laws and any other Applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.03(e) and Section 5.03(f), shall reflect the Company Recommendation.  Parent and Buyer shall promptly furnish to the Company all information concerning Parent and Buyer required by the 1934 Act to be set forth in the Schedule 14D-9.  Each of the Company, Parent and Buyer agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect.  The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities laws and any other Applicable Law.  Parent, Buyer and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Buyer and their counsel.  The Company shall provide Parent, Buyer and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is permitted by the SEC or other Governmental Authorities.

Section 2.03.  Outstanding Equity Awards.

(a)      Each option to purchase Shares granted under any Company Plan, whether vested or unvested, that is outstanding as of immediately prior to the Closing (each, a “Company Option”) and that has an exercise price per share that is less than or equal to the Cash Consideration shall become fully vested and exercisable as of immediately prior to the Closing and, at the Closing, shall be cancelled in exchange for the right to receive (i) a cash payment from Parent at the Closing to the holder thereof equal to the product of (A) the excess of the Cash Consideration over the applicable per share exercise price of such Company Option multiplied by (B) the number of Shares subject to such Company Option and (ii) one CVR for each Share subject to such Company Option.  For the avoidance of doubt, for purposes of the preceding sentence, any performance-vesting Company Option shall become fully vested and exercisable at the applicable target level.

(b)      At least five Business Days prior to the Closing Date, each holder of a Company Option that has an exercise price per share that is greater than the

Cash Consideration shall be provided with written notice by the Company as soon as practicable after the date hereof that such holder shall, during the period beginning on the date of such notice and ending on the Business Day preceding the Closing Date (the “Exercise Period”), have the right to exercise such Company Option by providing the Company with a notice of exercise and a cash amount equal to the product of (i) the excess of the applicable per share exercise price of such Company Option over the Cash Consideration multiplied by (ii) the number of Shares subject to such Company Option, with such exercise conditioned on the occurrence of the Closing.  Each Company Option that is exercised pursuant to this Section 2.03(b) shall be settled at the Closing in exchange for, in respect of each Share subject to such Company Option, one CVR. Any Company Option described in this Section 2.03(b) that is not exercised during the Exercise Period or at any other time prior to the closing of the Reorganization (as defined below) shall be cancelled at the closing of the Reorganization for no consideration therefor.  The Company shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to effect the transactions contemplated by this Section 2.03(b).  For the avoidance of doubt, for purposes of this Section 2.03(b), any performance-vesting Company Option shall become fully vested and exercisable at the applicable target level.

(c)      Each restricted Share that is outstanding as of immediately prior to the Closing and that was granted or issued under any Company Plan (each, a “Company Restricted Share”) and that is validly tendered (and not withdrawn) by the holder of such Company Restricted Share pursuant to the Offer shall become fully vested as of immediately prior to the Closing, and such tendered Company Restricted Share shall be treated as a validly tendered Share as provided under Section 2.01(d).  Any Company Restricted Share that is not validly tendered (or that is withdrawn) pursuant to the Offer shall remain outstanding after the Closing in accordance with its terms; provided that (i) to the extent such Company Restricted Share becomes vested as of the consummation of the Offer, the Asset Sale or other Reorganization, as applicable, such Company Restricted Share shall be treated in the same way as any other Share that is not tendered in the Offer under the terms of this Agreement and (ii) to the extent such Company Restricted Share does not become vested as of the consummation of the Offer, the Asset Sale or other Reorganization, as applicable, (x) to the extent not prohibited by the applicable award agreement, the Company shall repurchase such Company Restricted Share at the consummation of the Offer, the Asset Sale or other Reorganization, as applicable, for a cash payment equal to the issue price of such Company Restricted Share (in which case, the Boards shall take all actions necessary to effect such repurchase on such terms) and (y) otherwise, the Company Restricted Share shall be cancelled in exchange for the right to receive the Cash Consideration and one CVR.

Section 2.04.  Extraordinary General Meeting.

(a)      On or prior to the Offer Commencement Date, the Company shall duly call, give notice and, as soon as practicable following the date hereof taking into account a notice period of at least 35 calendar days and that notice will not be given until the Pre-Launch Condition has been satisfied or waived (but in any event prior to the Closing), hold an extraordinary meeting of shareholders (the “EGM”) to:

(i)      provide information regarding the Offer;

(ii)     accept resignations from, and provide discharge to, all but two of the existing members of the Boards and, subject to Section 2.04(f) and Section 2.05, appoint such new members to the Boards as designated by Buyer to replace such resigning directors;

(iii)    approve the sale by the Company effective as of the Closing, pursuant to a sale and purchase agreement in customary form (an “Asset Sale Agreement”), of all of the assets, including any Tax attributes to the extent transferable, and assumption of all liabilities of the Company (including, at the discretion of Buyer, the Company’s Subsidiaries) to Buyer and/or one or more of its designees for aggregate consideration of (A) a note payable (the “Note Payable”) from Buyer or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Closing (which Note Payable shall be prepayable without penalty or premium but shall require Buyer to pay to the Company, on or promptly following the completion of the Subsequent Offering Period, an amount of the Note Payable equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (B) a note (the “Convertible Note”) from Buyer convertible into an aggregate amount of CVRs equal to the total number of outstanding Shares as of the Closing (which Convertible Note shall be prepayable without penalty or premium but shall require Buyer to distribute to the Company, on or promptly  following the completion of the Subsequent Offering Period, a number of CVRs equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period, (the “Note Conversion”)) and (C) the assumption by Buyer and/or its designees of all liabilities and obligations of the Company (including the Company’s Subsidiaries), whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of Buyer or its designees to fully indemnify and hold harmless the Company with respect to all such assumed liabilities and obligations) (the transaction described in this clause (iii) and the Second Step Distribution, the “Asset Sale”); and

(iv)    resolve upon the liquidation and dissolution of the Company following such Asset Sale with the aim that the proceeds of such sale will be distributed by means of a liquidation distribution (which may be an advance distribution, as described in Section 2.04(e)) (the “Second Step Distribution”) to the shareholders of the Company such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period shall receive cash and CVRs in an amount equal to the Offer Consideration multiplied by the number of Shares then held by such holder (in the case of the Cash Consideration, without interest, less any applicable withholding taxes with respect to the Offer Consideration).

(b)      Promptly after the date of this Agreement, the Company shall prepare appropriate materials for the EGM (together with any amendments and supplements thereto and any other required, the “EGM Materials”) relating to the matters set forth in Section 2.04(a). Subject to Section 5.03(e) and Section 5.03(f), the Company shall include the Company Recommendation in the EGM Materials.  Parent and Buyer shall promptly furnish to the Company all information concerning Parent and Buyer required to be set forth in the EGM Materials.  The Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on the EGM Materials each time prior to dissemination to the shareholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.  The Company shall provide Parent, Buyer and their counsel, to the extent permitted under Applicable Law, with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with Governmental Authorities to the extent such participation is permitted by the applicable Governmental Authority.

(c)      The Company shall give Parent no less than three Business Days’ advance notice of the date which shall be set as the “record date” for the EGM.  The Company shall consult with Parent regarding the date of the EGM and shall not cancel the EGM without the prior written consent of Parent; provided that the Company may, following reasonable consultation with Parent, cancel the EGM to the extent reasonably necessary to ensure that any supplement or amendment to EGM Materials that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with Applicable Law, is made available to the Company’s shareholders in advance of the EGM.  In the event the EGM is cancelled pursuant to the foregoing proviso, the Company shall duly call, give notice of, and hold the EGM as soon as practicable following the date of such cancellation.

(d)      The Company shall ensure that the EGM is called, noticed, convened, held and conducted, in compliance in all material respects with all Applicable Law. The adoption of the matters set forth in Section 2.04(a) shall be the only matters which the Company shall propose to be acted on by the shareholders of the Company at the EGM, unless otherwise approved in writing by Parent, in its sole discretion.

(e)      Without limiting the generality of the foregoing or Section 8.01(d)(i), the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM shall not be affected by any Adverse Recommendation Change and (ii) its obligations pursuant to this Section 2.04 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal). Unless this Agreement is terminated in accordance with Article 8, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the shareholders of the Company with respect to the matters set forth in this Section 2.04.

(f)      In connection with the Asset Sale, Buyer shall provide a guarantee to the liquidator as to any deficit in the estate of the Company, so as to enable the liquidator to pay the Offer Consideration (in the case of the Cash Consideration, without interest, less any applicable withholding taxes with respect to the Offer Consideration) by means of an advance liquidation distribution to holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period. The approvals by Company shareholders of the resignations and appointments, the sale of the Company’s assets, the liquidation and dissolution of the Company and the distribution of the liquidation proceeds referred to in Section 2.04(a) (the “Shareholder Approvals”) will be effective as of, and conditional upon the occurrence of, the Closing.  At the EGM, the Company shall use its reasonable best efforts to secure the Shareholder Approvals, such Shareholder Approvals to be effective as of, and conditional upon, the occurrence of the Closing.

Section 2.05.  Directors.  As soon as practicable after the date of this Agreement, and no later than the Offer Commencement Date, Buyer shall designate in writing to the Company the new members for the Boards for purposes of Section 2.04(a)(ii) (the “Buyer Directors”).  For the avoidance of doubt, no fewer than two of the current directors of the Company (the “Independent Directors”), to be mutually agreed upon by the Buyer and the Company, shall remain on the supervisory board of the Company until the earlier of (i) such time after the Closing as the Buyer owns 100% of the outstanding Shares, (ii) the date the liquidation of the Company shall have been duly completed, or (iii) one year after the date hereof.  The Company shall promptly take all actions and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as any Applicable Law may require in order to fulfill its obligations under Section 2.04.  The Company shall take any and all other actions necessary to appoint the Buyer Directors to the Boards effective immediately following the Closing, and shall take all actions reasonably requested by Parent or Buyer in furtherance thereof.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by any such Applicable Laws.  Buyer shall cause all directors of the Company to be discharged at the annual general meeting of the Company held in 2015 for their acts of management or supervision, as applicable, as appears from the books and records of the Company, provided that no discharge shall have to be granted to a director for acts for which serious blame can be attributed to him or her (een ernstig verwijt kan worden gemaakt).

Section 2.06.  Further Actions.  If requested by Parent, the Company and Buyer shall take as of the date of this Agreement or as soon thereafter as is reasonably practical, but effective no earlier than the Closing, the following actions to the extent reasonably necessary or desirable to accomplish the Asset Sale and/or the Reorganization: (a) in the case of the Company, the convening of the necessary meetings of the Company shareholders and the Boards (including the EGM referenced in Section 2.04), (b) in the case of the Company, the consideration and approval of resolutions by the Boards for the purpose of the Reorganization and the consideration and approval of any Board resolutions (the “Approval of the Boards”) necessary or desirable to convene the EGM referenced in Section 2.04 and approve the Asset Sale to Buyer or its designee and the liquidation and dissolution of the Company, in each case as set forth in Section 2.04, subject to Section 2.07, and (c) in the case of Buyer and the Company, the execution of any and all reasonably requested documents, agreements or deeds that are necessary or desirable to effectuate the Reorganization and/or the Asset Sale and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

Section 2.07.  Reorganization.  As promptly as practicable following the closing of the Subsequent Offering Period, Buyer shall effectuate a corporate reorganization (the “Reorganization”) of the Company and its Subsidiaries, which may include, (a) the Asset Sale, which may include, at Parent’s request, the amendment of the Articles of Association of the Company to permit the creation, among other things, of separate classes of shares in order to effect the foregoing or (b) if permissable under Applicable Law, the commencement of a compulsory acquisition by Buyer of Shares from any remaining minority shareholder in accordance with Section 2:92a of the Dutch Civil Code, in each case, which may be accompanied by the termination of the listing of the Shares on the NASDAQ and the deregistration of the Company under the 1934 Act and the cessation of the Company’s reporting obligations thereunder.  For the avoidance of doubt and notwithstanding anything to the contrary contained in this Section 2.07, the Reorganization, if completed, shall be conducted in accordance with Applicable

Law and shall result in all holders of Shares that were not tendered in the Offer or during the Subsequent Offering Period being offered or receiving in the Reorganization for each Share then held cash and CVRs in an amount equal to the Offer Consideration (in the case of Cash Consideration, without interest, less applicable withholding taxes with respect to the Offer Consideration), as soon as reasonably possible after the Closing.  If Parent determines it is not reasonably practicable (which shall be deemed to include adverse tax consequences) to effectuate a Reorganization of the type described in clauses (a) or (b) of the first sentence of this Section 2.07, it will use reasonable best efforts to effectuate a Reorganization in a different manner with the prior approval of the Independent Directors, subject to the immediately foregoing sentence.

Section 2.08.  Certain Adjustments.  Without limiting the other provisions of this Agreement, in the event that, during the period between the date hereof and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall be changed into a different number of shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided that, in any case, nothing in this Section 2.08 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.09.  Withholding.  Notwithstanding anything to the contrary in this Agreement, each of Parent, Buyer and the Company shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as Parent, Buyer, the Company or their Affiliates may be required to deduct and withhold with respect to any such deliveries (including any deliveries of CVRs) and payments under Applicable Law.  To the extent that amounts are so withheld, they shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

ARTICLE 3
Representations and Warranties of the Company

Subject to Section 9.06, except as disclosed in any Company SEC Document filed after December 31, 2013 and before the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding any disclosures to the extent such disclosures are general cautionary, predictive or forward-looking statements set forth in any section of a Company SEC Document titled “Risk Factors” or “Forward-Looking Statements”, it being understood that any factual information contained within such sections shall not be excluded) or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 3.01.  Corporate Existence and Power.

(a)      The Company is duly organized and validly existing under the laws of The Netherlands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own lease and operate its assets and properties and to carry on its business as now conducted, except for any failure to be so organized and existing as and those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has provided to Parent true and complete copies of its articles of association and bylaws as in effect as of the date hereof, and as of the date hereof, such articles of association and bylaws are in full force and effect.

(b)      The Company has made available to Parent true and complete (except with respect to any minutes redacted with respect to information relating to the transactions contemplated by this Agreement (the “Transactions”) and other proprietary business development activities or other confidential information related to third parties in connection with business development activities of the Company or its Subsidiaries or the process conducted by the Company related to or resulting in the Transactions) copies of the minutes of all meetings of the Supervisory Board since June 20, 2012 through the date hereof and the organizational documents of the Company’s Subsidiaries as in effect on the date hereof. As of the date hereof, the Company Subsidiaries’ articles of association, bylaws and other charter and organization documents made available to the Company are in full force and effect.

Section 3.02.  Corporate Authorization.

(a)      The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes a valid and binding agreement of the Company, subject to any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law affecting creditors’ rights generally and general principles of equity (the “Enforceability Exceptions”). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Asset Sale, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, except for the approvals to be sought at the EGM as described in Section 2.04(a), no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b)      At a meeting duly called and held, the Boards have (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders and other relevant stakeholders, its Subsidiaries and the enterprises carried on by the Company and its Subsidiaries, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Sections 5.03(e) and 5.03(f), to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the matters set forth in Section 2.04(a) (such recommendation, the “Company Recommendation”).

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company with, any Governmental Authority, other than (i) the filing of appropriate documents with the relevant authorities of the jurisdictions in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in jurisdictions outside of the United States, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (iv) compliance with the rules and regulations of the NASDAQ and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of association of the Company, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or any rules or regulations of NASDAQ in any material respect, (iii) assuming compliance with the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any agreement binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (iii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05.  Capitalization.

(a)      The authorized capital stock of the Company consists of 87,505,745 Shares and 87,505,745 preferred shares, nominal value €0.01 per share (the “Preferred Shares”).  As of November 20, 2014, there were outstanding 36,116,179 Shares (including 204,750 of Company Restricted Shares), no Preferred Shares and Company Options to purchase an aggregate of 2,513,406 Shares.  All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid.

(b)      Except as set forth in Section 3.05(a) and for changes since November 20, 2014 resulting from the exercise of Company Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any Company Securities, or giving any Person a right to subscribe for or acquire any Company Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Neither the Company nor any of its Subsidiaries maintains an “employee stock purchase plan” within the meaning of Section 423 of the Code.  Each grant of a Company Option or Company Restricted Share was properly approved by the Supervisory Board or the Compensation Committee in compliance in all material respects with Applicable Law and were validly issued.

(c)      Section 3.05(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, an accurate and complete list of each outstanding Company Option and Company Restricted Share and (i) the exercise or purchase price thereof, if applicable and (ii) the Company Plan (and the name of any foreign sub-plan) under which each Company Option or Company Restricted Share was granted.

(d)      None of the Shares or Company Securities are owned by any Subsidiary of the Company.  Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns directly or indirectly any equity interest in any Person, or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.06.  Subsidiaries.

(a)      Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as and for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien.  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii)warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) stock options, restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Subsidiary Securities, or giving any Person a right to subscribe for or acquire any Company Subsidiary Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Section 3.07.  SEC Filings.

(a)      The Company has filed with or furnished to the SEC on a timely basis, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)      As of its filing date, each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents.

(c)      As of its filing date, each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)      Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)      The Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.08.  Financial Statements.

(a)      The Company has made available to Parent copies of the consolidated, unaudited balance sheets of the Company and its Subsidiaries, together with the related unaudited statements of operations and cash flows as at and for the nine-month period ended September 30, 2014 and the notes thereto (together with the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents, the “Financial Statements”).

(b)      The Financial Statements fairly present, and each Financial Statement filed subsequent to the date hereof will fairly present, in all material respects, in conformity with IFRS (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).  Each of the Financial Statements, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and any rules and regulations promulgated thereunder applicable to the Financial Statements.

(c)      Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the 1934 Act), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company Reports.

(d)      The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with IFRS.

Section 3.09.  Internal Controls.

(a)      As of the date hereof, the Company expects, at or prior to December 31, 2014, to have established a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  There were no changes in the Company’s internal control over financial reporting since December 31, 2012 that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company’s internal control over financial reporting. Since December 31, 2011, none of the Company’s nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (x) any illegal act or fraud that involves the Company’s management or other Company Service Provider and that is material to the business of the Company and its Subsidiaries, taken as a whole, or (y) any claim or allegation regarding any of the foregoing.

(b)      As of the date hereof, the Company expects, at or prior to December 31, 2014, to have established disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Act that are sufficient to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Supervisory Board (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the 1934 Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, known to the Company that involves management or other Company Service Providers who have a significant role in the Company’s internal controls over financial reporting and that is material to the business of the Company and its Subsidiaries, taken as a whole.  The Company has made available to Parent true and complete copies of all formal reports regarding internal controls delivered by the Company’s independent auditors to the audit committee of the Supervisory Board since January 1, 2012.

Section 3.10.  Disclosure Documents.

(a)      Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and other Applicable Law governing the preparation, distribution or dissemination of such documents.

(b)      The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 3.10 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent or Buyer or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 3.11.  Absence of Certain Changes.

(a)      From the Company Balance Sheet Date until the date hereof, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)      From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Subsections (a), (b), (d), (e), (f), (g), (h), (m), (n), (o), (q), (t) or (u) of Section 5.01.

Section 3.12.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind (whether accrued or not accrued, absolute, contingent or otherwise), other than:  (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13.  Compliance with Laws; Regulatory Matters.

(a)      The Company and each of its Subsidiaries is in compliance with, and since January 1, 2010 have been in compliance with, and to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given written notice of any violation of, any Applicable Law, except to the extent that any non-compliance, investigation or violation would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(b)      The Company and each of its Subsidiaries holds all authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, orders, registrations and clearances of any Governmental Authority necessary for the Company and each Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses in all respects as currently conducted (the “Company Permits”), except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.  The Company and each of its Subsidiaries is and since January 1, 2010 been in compliance with the terms of the Company Permits in all respects, and all of the Company Permits are valid and in full force and effect in all respects, except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.  As of the date hereof, no suspension, modification, revocation or cancellation of any of the Company Permits is to the knowledge of the Company pending or threatened, nor, to the knowledge of the Company do reasonable grounds exist for any such action, except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(c)      None of the Company, the Company’s Subsidiaries or any of their respective directors, officers, employees or, to the Company’s knowledge, agents or representatives of the Company or a Subsidiary (i) has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other applicable anticorruption Laws, (iv) has established or maintained any unlawful fund of corporate monies or other properties, (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (vi) violated or operated in noncompliance with any anti-money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, except in the case of clauses (i) through (vi) as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

(d)      The Company has made available to Parent accurate and complete copies of (i) the final study reports of all clinical and good laboratory practice (GLP) non-clinical studies conducted by or on behalf of the Company with respect to each Key Product (other than PRO052, PRO055 and PROSPECT) conducted through the date hereof and (ii) all audit reports relating to the drug substance, drug product, packaging and supply of drisapersen compiled through the date hereof. To the knowledge of the Company, all required good laboratory practice (GLP) non-clinical studies conducted prior to the date hereof by or on behalf of the Company with respect to drisapersen were included in a submission to the FDA, the EMA or similar Governmental Authorities.

(e)      The Company has delivered or made available to Parent all material forms, licenses, reports, applications, correspondence, and meeting minutes received from or sent to the FDA, the EMA and any other similar Governmental Authority on or after January 1, 2013 through the date hereof relating to each Key Product (other than PRO052, PRO055 and PROSPECT), including any and all written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA, the EMA or comparable foreign Governmental Authorities (in each case, to the extent received on or after January 1, 2013 and prior to the date hereof) which bear in any material way on the Company’s compliance with regulatory requirements of the FDA, the EMA or comparable foreign Governmental Authorities, or on the likelihood or timing of approval of each Key Product (other than PRO052, PRO055 and PROSPECT).

(f)      Neither the Company nor any other Person acting on behalf of or for the benefit of the Company is marketing, distributing, selling or otherwise commercializing any product on behalf of the Company.

(g)      The Company has not received any written notice or other written communication from the FDA, the EMA or any other Governmental Authority alleging any material violation of any requirement of Applicable Law, including any failure to maintain systems and programs adequate to ensure compliance with any Applicable Law related to product and trial quality by the Company.  The Company has not received any (i) written notices of inspectional observations (including those recorded on Form FDA 483), establishment inspection reports, warning letters, untitled letters, (ii) written notices of any intention to conduct an investigation or review, or (iii) other documents issued by the FDA, the EMA or any other Governmental Authority that allege or assert any material lack of compliance with any Applicable Law by the Company, or by Persons who are otherwise performing services for the benefit of the Company.

Section 3.14.  Litigation.  Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole:  (a) there is no material Action pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries or any property or assets of the Company or any of its Subsidiaries before (or, in the case of threatened Actions, would be before) or by any Governmental Authority; (b) neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Authority specifically imposed upon the Company or any of its Subsidiaries and (c) there are no internal investigations or internal inquiries that, since January 1, 2011, have been conducted by or at the direction of the Boards (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15.  Properties.

(a)      Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)      the Company and each of its Subsidiaries have good and valid title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all of its material real properties and tangible assets. All such material assets and real properties, other than assets and real properties in which the Company or any of its Subsidiaries has leasehold interests, are free and clear of all material Liens.

(ii)      Section 3.15(a)(ii) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (A) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”), (B) the address for each such Leased Real Property and (C) the current rent amounts payable by the Company or any of its Subsidiaries related to each such Leased Real Property. No Person other than the Company or its Subsidiary, as applicable, has any right (whether by lease, sublease, license or otherwise) to use or occupy all or any portion of the Leased Real Property.

(iii)     the Company and its Subsidiaries have a valid and existing interest in the Leased Real Property, and the Company and its Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property. The Leased Real Property constitutes all of the real property used by the Company and its Subsidiaries in the operation of the business of the Company and its Subsidiaries, and such Leased Real Property is sufficient in all material respects for the conduct of the business of the Company and its Subsidiaries as currently conducted. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority with respect to the lease, occupancy or use of the Leased Real Property that affects the rights of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any actions in eminent domain, condemnation or other similar actions that are pending, and, to the knowledge of the Company, there are no such actions threatened, affecting any portion of the Leased Real Property and neither the Company nor any of its Subsidiaries has received written notice of the existence of any outstanding order or of any pending action, and, to the knowledge of the Company, there is no such order or action threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

(b)      Neither the Company nor any of its Subsidiaries has ever owned any real property.

Section 3.16.  Intellectual Property.

(a)      Section 3.16(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all Company Registered Intellectual Property.  For each listed item, Section 3.16(a) of the Company Disclosure Schedule indicates, as applicable, (i) the owner(s) of such Company Registered Intellectual Property, (ii) the countries in which such Company Registered Intellectual Property is patented or registered or in which an application for same has been filed, (iii) the patent, registration or application number, (iv) the filing and issue dates thereof and (v), in the case of Domain Names included in such Company Registered Intellectual Property, the registrar therefor.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) all necessary registration, maintenance and renewal fees due as of the date hereof in respect of Company Registered Intellectual Property have been made, (ii) all necessary documents, recordations and certificates in respect of Company Registered Intellectual Property have been filed with the relevant Governmental Authorities in the United States or other jurisdictions in which such Company Registered Intellectual Property is registered for the purposes of maintaining such Company Registered Intellectual Property, and (iii) to the knowledge of the Company, all necessary registration, maintenance and renewal fees due as of the date hereof in respect of any other Registered Intellectual Property exclusively licensed to the Company or its Subsidiaries have been made and all necessary documents, recordations and certificates in respect of any such Registered Intellectual Property have been filed with the relevant Governmental Authorities in the United States or other jurisdictions in which any such Registered Intellectual Property is registered for the purposes of maintaining such Registered Intellectual Property.

(c)      To the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted or as proposed to be conducted in the Company SEC Documents, does not infringe on or misappropriate the Intellectual Property rights of any Person.

(d)      To the knowledge of the Company, no Person is infringing any Intellectual Property right owned by or exclusively licensed (for any field, product use or geography) to the Company or its Subsidiaries.

(e)      None of the Intellectual Property owned by the Company or any of its Subsidiaries and none of the Intellectual Property exclusively licensed (for any field, product use or geography) to the Company or any of its Subsidiaries is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries or adjudging such Intellectual Property invalid or unenforceable, in whole or in part, and, to the knowledge of the Company, there are no existing facts or circumstances that would render any such Intellectual Property invalid or unenforceable.

(f)      The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned by the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof.

(g)      All current or former Company Service Providers who are or were involved in the design, creation, conception, reduction to practice or development of Intellectual Property for the Company or any of its Subsidiaries have executed written contracts pursuant to which (i) such Company Service Provider agrees to protect the confidentiality of any confidential information included in such

Intellectual Property and (ii) the Company or one of its Subsidiaries has either (A) obtained sole ownership of such Intellectual Property (whether by assignment or such Intellectual Property constituting a “work made for hire” under U.S. copyright laws) or (B) obtained a valid right to exploit such Intellectual Property sufficient for the conduct of its business as currently conducted or as proposed to be conducted in the Company SEC Documents.

(h)      To the knowledge of the Company, Glaxo Group Limited has materially completed all transfer obligations set forth in that certain Termination Agreement between the Company and Glaxo Group Limited, effective January 12, 2014.

(i)      The Company has provided to Parent a complete and accurate description of the gene sequence associated with each of the Key Products (other than PRO052, PRO055 and PROSPECT).

Section 3.17.  Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)      All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, correct and complete.

(b)      The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due (including with respect to amounts paid or owing to any Company Service Provider) and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with IFRS an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)      There is no Action now pending or, to the Company’s knowledge, threatened, against or with respect to the Company or its Subsidiaries in respect of any Tax.

(d)      To the knowledge of the Company as of the date hereof, (i) all rights and assets that may give rise to a material taxable capital gain for Dutch tax purposes upon a sale are owned by Subsidiaries and (ii) no transactions have occurred between the Company and any of the Subsidiaries in the past six calendar years prior to Closing that would give rise to a material taxable capital gain for Dutch tax purposes upon a sale of the shares in Subsidiaries under the Asset Sale.

(e)      The Company and its Subsidiaries have received valid decisions from the Dutch Revenue Service (Belastingdienst) as described in article 20b,

article 21, and article 21a of the Dutch corporate income tax act for the years 2007, 2008, 2009, 2010 and 2011.

(f)      The representations and warranties set forth in this Section 3.17 constitute the only representations and warranties of the Company in this Agreement with respect to Taxes.

Section 3.18.  Employee Benefit Plans.

(a)      Section 3.18(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Plan.  None of the Company or any of its Subsidiaries is expressly or impliedly required to (i) modify, change or terminate any material Company Plan, other than with respect to a modification, change or termination required by Applicable Law or (ii) adopt, contribute to or sponsor any new plan, policy, program or agreement that would be a material Company Plan if in effect as of the date of this Agreement.

(b)      For each Company Plan listed on Section 3.18(a) of the Company Disclosure Schedule, subject to Applicable Law, the Company has made available to Parent complete and accurate copies of, to the extent applicable, (i) such Company Plan (or, if such Company Plan is not written, a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summary plan descriptions, including any summary of material modifications, (iii) the most recent annual report with any required schedules filed with the applicable Governmental Authority with respect to such Company Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Plan, (v) the most recent determination or opinion letter, if any, issued by the applicable Governmental Authority with respect to such Company Plan and any pending request for such a determination or opinion letter, and (vi) all material filings made with any Governmental Authority within the past three years, including any filings under a government-sponsored amnesty, voluntary compliance or similar program.

(c)      Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, each Company Plan has been maintained in compliance with its terms and all Applicable Law.  With respect to the Company Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries (or, to the knowledge of the Company, any Company Plan fiduciary that is a Company Service Provider) is reasonably likely to be subject to any material liability (other than for routine claims for benefits) under the terms of, or with respect to, such Company Plans or Applicable Law.  As of the date of this Agreement, neither the negotiation nor consummation of the transactions contemplated by this Agreement is reasonably likely to give rise to any material liability (other than for routine claims for benefits) under the terms of, or with respect to, such Company Plans or Applicable Law.  Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, each Company Plan (i) if intended to qualify for special Tax treatment as of the date of this Agreement, meets the requirements for such treatment and (ii) if required to be funded, book-reserved or secured by an insurance policy, is, as of the date of this Agreement, fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(d)      No Company Plan provides any post-retirement medical, dental or life insurance benefits to any current or former Company Service Provider (other than coverage to the extent mandated by Applicable Law).

(e)      No Action (other than routine claims for benefits) is pending against or involves or, to the Company’s knowledge, is threatened against or threatened to involve, any Company Plan before any Governmental Authority which Actions would reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.19.  Employee and Labor Matters.

(a)      Neither the Company nor any of its Subsidiaries is a party to or subject to, voluntarily applies, or is currently negotiating in connection with entering into, any collective bargaining agreement, social plan or other agreement with any labor union, labor organization or works council, and no such contract is presently being negotiated.  To the knowledge of the Company, there are no current and there has not been at any time during the last three years any campaign or other union organizing activity to authorize representation by any labor union or labor organization with respect to any Company Service Provider.  There are no current and there have not been any labor strikes, slowdowns, work stoppages, lockouts or any similar activity or dispute affecting the Company or any of its Subsidiaries during the last three years.

(b)      Except as would not be materially adverse to the Company and its Subsidiaries taken as a whole, the Company and each of its Subsidiaries is in compliance in all material respects with all Applicable Laws relating to employment and employment practices, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, and wages and hours (“Employment Practices”).

(c)      Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, as of the date of this Agreement, (i) there are no Actions pending or scheduled by any Governmental Authority pertaining to the Employment Practices of the Company or any of its Subsidiaries; and (ii) no

complaints relating to Employment Practices of the Company or any of its Subsidiaries have been filed with any Governmental Authority or submitted in writing to the Company or any of its Subsidiaries.

(d)      To the knowledge of the Company, no Company Service Provider is in material violation of any term of any employment contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such individual to be employed or retained by the Company or any of its Subsidiaries by which the individual is employed or retained because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(e)      No Company Service Provider who is or may become eligible to receive severance benefits under any Company Plan has terminated employment or been terminated by the Company or any of its Subsidiaries in the six months prior to the date of this Agreement, in either case under circumstances that have given, or could give, rise to a severance obligation on the part of the Company or any of its Subsidiaries under such Company Plan.

(f)      To the Company’s knowledge, as of the date of this Agreement, no Company Service Provider holding the position of Director or above has terminated or has advised the Company or any of its Subsidiaries in writing of his or her intention to terminate his or her relationship or status as a Company Service Provider for any reason, including because of the consummation of the transactions contemplated by this Agreement, and the Company and its Subsidiaries have no plans or intentions as of the date of this Agreement to terminate any such Company Service Provider.

Section 3.20.  Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)      no notice, order, complaint, violation, allegation or liability or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no judicial, administrative or other Actions pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws or allege liability of the Company or any of its Subsidiaries pursuant to any Environmental Law;

(b)      the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(c)      the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws;

(d)      the Company has made available to Buyer true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, engineering studies and environmental studies or assessments in the possession of the Company or any of their representatives or advisors related to any property currently or formerly used by the Company or any of its Subsidiaries; and

(e)      Except as set forth in this Section 3.20, no representations or warranties are being made by the Company with respect to matters arising under or relating to environmental matters, including any matters arising under Environmental Law.

Section 3.21.  Material Contracts.  Section 3.21 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Contract of the Company or any of its Subsidiaries in effect as of the date of this Agreement and that is included within any of the following categories:

(a)      is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(b)      that (i) contains any non-compete or exclusivity provisions including with respect to marketing, manufacturing, supply or distribution rights (or obligates the Company or any Affiliates to enter into any noncompete or exclusivity arrangements) with respect to any line of business, geographic area or other conduct with respect to the Company or any of its Affiliates or (ii) requires or obligates the Company or any Affiliates to perform or conduct research, clinical trials or development for the benefit of any person other than the Company or any Affiliates;

(c)      (i) containing any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire assets or securities of another Person or (ii) containing a put, call or right of first refusal pursuant to which the Company or its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests or assets of any Person;

(d)      that would prevent, materially delay or materially impede the Company’s ability to consummate the Offer;

(e)      that is between the Company or its Subsidiaries, on the one hand, and either (i) a director, officer, employee or leased employee of the Company or any of its Subsidiaries (that is not a Company Plan) or (ii) any Person beneficially owning 5% or more of the outstanding Shares, on the other;

(f)      that involves annual expenditures in excess of €500,000 in the aggregate;

(g)      that relates to a partnership, joint venture or similar arrangement;

(h)      that relates to the borrowing of money or extension of credit, in each case in excess of €1,000,000;

(i)       that is material to the business of the Company and its Subsidiaries, taken as a whole, and relates to research, clinical trial, development, distribution, sale, supply, license, marketing, co-promotion or manufacturing by third parties of the Key Products (other than PRO052, PRO055 and PROSPECT);

(j)       that includes a license, sublicense (of any tier), covenant not to sue, covenant not to assert, or immunity from suit under any Intellectual Property rights material to the business of the Company and its Subsidiaries, taken as a whole, other than such Contracts licensing to the Company or any of its Subsidiaries commercially available off the shelf software on a non-exclusive basis;

(k)      that involves the payment by the Company or its Subsidiaries of royalties, milestones or similar payments which could total in excess of €1,000,000;

(l)       that requires future material payments by the Company or any of its Subsidiaries as a result of any “change of control” or similar provisions contained therein, other than any Company Plan;

(m)     that contains a “right of first refusal”, “right of first offer”, “right of first negotiation” or similar provision relating to any material asset of the Company; or

(n)      lease agreements or other material agreements that relate to the Leased Real Property (each, a “Material Contract”).

Except as would not reasonably be expected to be materially adverse to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts and Company Plans, if a contract or agreement, is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and to the knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions and (ii) each of the Company and its Subsidiaries has performed or is performing in all respects all obligations required to be performed by it under the Material Contracts and the Company Plans and is not in breach or default thereunder, and has not waived or failed to enforce any rights or benefits thereunder, and no event has occurred which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract or Company Plan or would give to others any right of termination, amendment or cancellation.  Prior to the date hereof, the Company has delivered or made available to Parent a true and correct copy of each Material Contract (including all amendments, modifications, extensions and renewals thereof and waivers that are material to such Material Contract).

Section 3.22.  Finders’ Fees.  Except for Citigroup Global Markets Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.23.  Opinion of Financial Advisor.  The Company has received the opinion of Citigroup Global Markets Inc., financial advisor to the Company, to the effect that, as of the date of this Agreement and based upon and subject to the factors, assumptions and qualifications set forth therein, the consideration to be received pursuant to the Offer and the Reorganization is fair to the Company’s shareholders from a financial point of view.  The Company will deliver to Parent for informational purposes a signed copy of such opinion as soon as practicable following the date hereof.

Section 3.24.  Insurance.

(a)      Section 3.24(a) of the Company Disclosure Schedule sets forth a list of each material insurance policy under which the Company or its Subsidiaries is an insured or otherwise the principal beneficiary of coverage.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) as of the date of this Agreement, there is no claim pending under any of the Company’s or its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed, in whole or in part, by the underwriters of such policies or bonds, (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond and (iii) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

Section 3.25.  Transactions with Affiliates.  Between the Company Balance Sheet Date and the date of this Agreement, there is no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.26.  Anti-Takeover Measures.  No anti-takeover measure (such as the issuance of preference shares or any other measure which would qualify as a “beschermingsmaatregel” under Netherlands law) that may be invoked or implemented by the Company (or any of its Affiliates) or by a Third Party pursuant to a right granted to such third party by the Company (or any of its Affiliates)  (each an “Anti-Takeover Measure”) has been implemented by the Company (or such Affiliate) in relation to the Offer or the Tender Agreements.

Section 3.27.  No Other Representations and Warranties.  Except for the representations and warranties set forth in Article 4, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Buyer to the Company, and Parent and Buyer hereby disclaim any such representation or warranty, whether by or on behalf of Parent or Buyer, and notwithstanding the delivery or disclosure to the Company, or any its Representatives or Affiliates of any documentation or other information by Parent or Buyer or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE 4
Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 4.01.  Corporate Existence and Power.  Each of Parent and Buyer is duly organized, validly existing and in (where applicable) good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as and those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Buyer has not engaged in any activities other than in connection with or as contemplated by this Agreement.  Buyer was organized solely for the purpose of consummating the Offer and the transactions contemplated by this Agreement.  All of the outstanding shares of capital stock of Buyer have been validly issued, are fully paid and nonassessable and are owned by, and at the Closing will be owned by, Parent, free and clear of all Liens.

Section 4.02.  Corporate Authorization.  The execution, delivery and performance by Parent and Buyer of this Agreement and, in the case of Parent, the CVR Agreement and the consummation by Parent and Buyer of the transactions contemplated hereby and in the case of Parent, thereby are within the corporate powers of Parent and Buyer and have been duly authorized by all necessary corporate action of Parent and Buyer.  This Agreement and, in the case of Parent, the CVR Agreement upon execution will constitute constitutes a valid and binding agreement of each of Parent and Buyer, as applicable, subject to the Enforceability Exceptions.

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Buyer of this Agreement and, in the case of Parent, the CVR Agreement and the consummation by Parent and Buyer of the transactions contemplated hereby and, in the case of Parent, thereby require no action by or in respect of, or filing by Parent or Buyer with, any Governmental Authority, other than (i) the filing of appropriate documents with the relevant authorities of the jurisdictions in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in jurisdictions outside of the United States, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities laws, (iv) compliance with the rules and regulations of any national securities exchange on which securities of Parent are listed and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04.  Non-contravention.  The execution, delivery and performance by Parent and Buyer of this Agreement and, in the case of Parent, the CVR Agreement and the consummation by Parent and Buyer of the transactions contemplated hereby and, in the case of Parent, thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination or cancellation of any agreement binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05.  Disclosure Documents.

(a)       The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)      The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 4.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Buyer by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.06.  Finders’ Fees.  Except for Bank of America Merrill Lynch, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement and the CVR Agreement.

Section 4.07.  Financing.  Parent has available, and will have available to it at and as of the time the Closing is required to occur pursuant to Section 2.01, immediately available funds to enable it to consummate the Offer and the other transactions contemplated by this Agreement pursuant to the terms of this Agreement, including to pay the Cash Consideration for all of the Shares on a fully diluted basis, to make all payments in respect of the Company Options and Company Restricted Shares and to pay all related fees and expenses of Parent and its Representatives pursuant to this Agreement.  Parent has available, and will have available to it as of the time any amounts are payable under the CVR Agreement, immediately available funds to enable it to make all payments that may become due under the CVR Agreement.

Section 4.08.  Litigation.  As of the date hereof, there is no Action pending against, or, to the knowledge of Parent, threatened in writing against, Parent or any of its Subsidiaries before (or, in the case of threatened Actions, would be before) or by any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.09.  Ownership of Shares; Investment.  As of the date hereof, neither Parent nor Buyer or any of their Subsidiaries beneficially owns any Shares.  The Buyer is acquiring the Convertible Note (or the underlying Conversion Shares) for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the 1933 Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and the Buyer does not have a present arrangement to effect any distribution of the Convertible Note (or the underlying Conversion Shares) to or through any Person.

Section 4.10.  Absence of Certain Agreements.  As of the date hereof, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender their Shares into the Offer or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Offer or the other transactions contemplated by this Agreement.

Section 4.11.  Management Agreements.  Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Buyer or any of their Affiliates, on the one hand, and any member of the Company’s management or the Boards, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Closing.

Section 4.12.  No Other Representations and Warranties.

(a)      Except for the representations and warranties set forth in Article 3, each of Parent and Buyer acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Buyer, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Buyer, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)      Each of Parent and Buyer also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Buyer or their respective Representatives or Affiliates.

ARTICLE 5
Covenants of the Company

The Company agrees that:

Section 5.01.  Conduct of the Company.  Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement, or as set forth in Section 5.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the Closing, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with Third Parties (including applicable Governmental Authorities) and to keep available the services of its present officers and key employees.  The Company shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Closing, take any action or knowingly fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Buyer to consummate the Offer.  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or set forth in Section 5.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the Closing, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)      amend its articles of association, bylaws or other similar organizational documents;

(b)      (i) split, combine, subdivide, exchange or reclassify any shares of its capital stock or other equity interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other equity interests, except for dividends by any of its wholly owned Subsidiaries to the Company or other wholly owned Subsidiaries, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except as required by the terms of any Company Plan, or (iv) enter into any contract, agreement or understanding with respect to the voting or registration of its capital stock;

(c)      (i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms of such Company Options as of the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) adjust or amend the rights of or any term of any Company Security (including Company Options) or any Company Subsidiary Security;

(d)      acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of supplies and inventories in the ordinary course of business consistent with past practice;

(e)      sell, lease, license, mortgage, encumber (or otherwise subject to any Lien), divest, cancel, abandon or allow to lapse or expire or otherwise transfer or dispose of any of its assets, securities, properties, interests or businesses (other than Intellectual Property which is the subject of clauses (f) and (g)) that are material, individually or in the aggregate;

(f)       sell, lease, license, transfer, pledge, encumber or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries;

(g)      abandon, cancel, let lapse, allow to be dedicated to the public domain, fail to renew, or fail to continue to prosecute, protect or defend  any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, in each case other than in the ordinary course of business consistent with past practice;

(h)      make any loans, advances or capital contributions to, or investments in, any other Person (other than loans or advances among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries);

(i)       incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than (i) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or guarantees by the Company of indebtedness of any wholly owned Subsidiary of the Company or (ii) incurred in the ordinary course of business consistent with past practice;

(j)       except as required under the terms of any Company Plan listed on Section 3.18(a) of the Company Disclosure Schedule in effect on the date hereof, (i) increase the compensation or benefits of any Company Service Provider, except for annual increases in base salary or benefits in the ordinary course of business consistent with past practice, (ii) grant any rights to severance, termination pay, retention or change in control benefit to any current or future Company Service Provider, (iii) pay or award any bonus or incentive compensation to any Company Service Provider, except as provided in Section 5.01(j) of the Company Disclosure Schedule, (iv) establish, adopt, enter into or amend any material Company Plan or any plan, policy, program or agreement that would be a material Company Plan if in existence on the date hereof, (v) amend or waive any performance or vesting criteria or accelerate the vesting or lapsing of restrictions with respect to any compensation, benefits, equity-based compensation, incentive compensation or the forgiveness of indebtedness of any loan, other than with respect to the treatment of Company Options and Company Restricted Shares in accordance with Section 2.03, (vi) terminate the employment of any Company Service Provider holding the position of Director or above other than for “cause” or (vii) waive or materially amend any restrictive covenant entered into by any Company Service Provider;

(k)     (i) terminate any Material Contract (other than terminations pursuant to existing terms), (ii) enter into any contract that, if in effect as of the date hereof, would constitute a Material Contract, or (iii) modify, amend or waive, release or assign any material rights or claims under any Material Contract or any contract that, if in effect as of the date hereof, would constitute a Material Contract;

(l)      make or commit to any capital expenditure, except for capital expenditures which, in the aggregate, do not exceed €250,000;

(m)    cancel any material indebtedness owed to the Company;

(n)     pay, discharge, compromise, settle or satisfy any Action requiring payments by the Company or any of its Subsidiaries in excess of €50,000 in any individual case or series of related cases or €100,000 in the aggregate, other than (i) claims reserved against in the Company Balance Sheet or (ii) payments, discharges, compromises, settlements or satisfactions that do not exceed the Company’s insurance coverage for such claim; provided that, in each case, the discharge, settlement or satisfaction of such Action does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries;

(o)     convene any general or special meeting of the shareholders of the Company other than a EGM pursuant to Section 2.04 (unless such a meeting is required by Applicable Law);

(p)     write up, write down or write off the book value of any assets, in the aggregate, in excess of €50,000, except (i) for depreciation and amortization in accordance with IFRS consistently applied, (ii) as otherwise required under IFRS (including to increase any reserves for contingent liabilities), or (iii) in the ordinary course of business consistent with past practice as may be consistent with IFRS;

(q)     change the Company’s methods of accounting, except as required by concurrent changes in IFRS or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(r)      make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or take any action that would reasonably be likely to affect the availability of net operating loss carry-forwards to the Subsidiaries;

(s)      withdraw or modify, or permit the withdrawal or modification of, the Compensation Arrangement Approvals;

(t)       adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization (other than as contemplated by Section 2.04 or Section 2.07 of this Agreement);

(u)      form or commence the operation of any business or any partnership, joint venture or other similar business organization or enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole;

(v)      adopt or implement any Anti-Takeover Measure; or

(w)      agree, resolve or commit to do any of the foregoing.

Section 5.02.  Access to Information.  From the date hereof until the Closing and subject to Applicable Law and the confidentiality agreement dated as of July 31, 2014 between the Company and Parent (the “Confidentiality Agreement”), the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Nothing in this Section 5.02 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate any Applicable Law (including antitrust and privacy laws) or binding agreement entered into prior to the date of this Agreement or (ii) protected by attorney-client privilege to the extent such privilege cannot be reasonably protected by the Company through exercise of its reasonable efforts.  If any material is withheld by the Company pursuant to the immediately preceding sentence, to the extent permitted by Applicable Law, the Company shall inform Parent as to the general nature of what is being withheld and the basis for withholding such material and shall use commercially reasonable efforts to make substitute arrangements so as to provide Parent and its Representatives with such access. No such access, nor any information obtained therefrom, shall be deemed to cure any breach of any representation or warranty made in this Agreement or have any effect for purposes of determining satisfaction of the conditions set forth in this Agreement, or the compliance with any covenant set forth herein.

Section 5.03.  No Solicitation; Other Offers.

(a)      Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly:

(i)      solicit, initiate or knowingly take any action to knowingly induce, facilitate or encourage the submission or announcement of an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (including by way of furnishing or providing access to non-public information to a Third Party);

(ii)     enter into or participate in any discussions or negotiations with any Third Party with respect to an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii)    furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise knowingly cooperate in any way with any Third Party that has made an Acquisition Proposal or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv)    enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument relating to, or that is intended to or would be reasonably likely to lead to, an Acquisition Proposal, or requiring the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”).

(b)      Notwithstanding Section 5.03(a), at any time prior to the Closing Date, the Company, directly or indirectly through its Representatives, may engage in negotiations or discussions with, or furnish non-public information to, any Third Party and its Representatives that has made a bona fide written

Acquisition Proposal that is submitted after the date of this Agreement but prior to the Closing Date to the Boards by such Third Party (and not withdrawn) if:

(i)      the submission of such Acquisition Proposal shall not have resulted from the breach by the Company or any Representative of any of the Company or any of its Subsidiaries of the provisions set forth in Section 5.03(a);

(ii)     the Boards reasonably conclude in good faith, after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, that such bona fide written Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

(iii)    at least 24 hours prior to furnishing any such information to, or entering into discussions with, such Third Party (or its Representatives), Parent receives written notice from the Company of the identity of such Third Party and of the Company’s intention to furnish information to, or enter into discussions with, such Third Party, and the Company receives from such Person an executed confidentiality agreement in a customary form that is no less favorable to the Company (including standstill provisions) than the Confidentiality Agreement and does not contain any provision calling for an exclusive right to negotiate with the Company (an “Acceptable Confidentiality Agreement”) (which the Company may negotiate with the Third Party during the 24 hour notice period and enter into during such period or thereafter);

(iv)    the Company provides or makes available all such information to Parent (to the extent that such information has not been previously provided or made available to Parent) prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(v)     the Boards determine in good faith, after consultation with outside legal counsel, that the failure to take such action could be inconsistent with their fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the Company or the Boards from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal, (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not solicited in breach of Section 5.03(a) solely for the purpose of clarifying such Acquisition Proposal and the terms thereof (provided that, in the cases of both clauses (i) and (ii) above, any such disclosure or communication does not contain an Adverse Recommendation Change unless permitted by Section 5.03(e) or Section 5.03(f)).

(c)      In addition to the other obligations of the Company set forth in Section 5.03, the Company shall notify Parent promptly (but in no event later than two Business Days) orally and in writing after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has notified the Company that it may be considering making, or has made, an Acquisition Proposal.  Each such notice shall include (i) the identity of the Third Party making or submitting such Acquisition Proposal or request, and (ii) a copy of all written materials provided by such Third Party in connection with, and the material terms of, such Acquisition Proposal.  After receipt of the Acquisition Proposal or request, the Company shall continue promptly (and in any event within 24 hours of any material change or development with respect to such Acquisition Proposal) to keep Parent reasonably informed orally or in writing of the status, terms and pertinent details of any such Acquisition Proposal or request (including by providing prompt notice of all material amendments or proposed material amendments thereto).

(d)      Except as expressly permitted under Section 5.03(e) or Section 5.03(f), none of the Company, the Boards or any committee thereof shall (i)(A) withhold, fail to include in (or remove from) the Schedule 14D-9 or the EGM Materials, withdraw, qualify or modify (or resolve, determine or publicly propose to withhold, fail to include in (or remove from) the Schedule 14D-9 or the EGM Materials, withdraw, qualify or modify) the Company Recommendation or (B) adopt, approve, recommend, submit to shareholders or declare advisable (or resolve, determine or publicly propose to adopt, approve, recommend, submit to shareholders or declare advisable) any Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) adopt, approve, recommend, submit to shareholders or declare advisable (or resolve, determine or publicly propose to adopt, approve, recommend, submit to shareholders or declare advisable), or allow the Company or any of its Subsidiaries to execute or enter into, any Alternative Acquisition Agreement.

(e)      Notwithstanding anything in this Agreement to the contrary, if the Company receives an Acquisition Proposal, other than as a result of breaching or violating Section 5.03(a), that the Boards conclude in good faith, after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, constitutes a Superior Proposal, the Boards may, at any time prior to the Closing Date, if they determine in good faith, after consultation with their outside legal counsel, that the failure to take such actions contemplated by clauses (x) and/or (y) below would likely be inconsistent with the Boards’ fiduciary duties under Applicable Law, (x) effect an Adverse Recommendation Change with respect to such Superior Proposal and/or (y) terminate this Agreement pursuant to Section 8.01(d)(i) and simultaneously enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y) or Section 8.01(d)(i), and any purported termination pursuant to the foregoing clause (y) or Section 8.01(d)(i) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee and otherwise complies with the provisions of Section 8.01(d)(i) and Section 9.04(a)(i); and provided, further, that the Boards may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) or Section 8.01(d)(i) unless: (i) the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect such an Adverse Recommendation Change (which notice itself shall not constitute an Adverse Recommendation Change) and/or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall identify the Third Party or group making such Superior Proposal, and contain the execution draft of the relevant proposed Alternative Acquisition Agreement (which shall include the financial terms of such Superior Proposal) with the Third Party or group making such Superior Proposal and any other material documents with respect to such Superior Proposal (including any with respect to the financing thereof); and (ii) prior to effecting such Adverse Recommendation Change and/or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, (A) if requested by Parent, the Company shall have, and shall have caused the Company’s Representatives to, during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (B) Parent shall not have, during the Superior Proposal Notice Period, made a written offer that would, after consideration of such offer by the Boards in good faith and after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, result in the Boards determining that such Superior Proposal no longer constitutes a Superior Proposal.  In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal after the start of the Superior Proposal Notice Period, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(e)(i) and to comply with the requirements of this Section 5.03(e) with respect to such new written notice (including a new Superior Proposal Notice Period), except the Superior Proposal

Notice Period shall be at least three Business Days (rather than the five Business Days contemplated by Section 5.03(e)(i) above).

(f)      Notwithstanding anything to the contrary contained in this Agreement, and solely in response to an Intervening Event, the Boards may effect an Adverse Recommendation Change prior to the Closing Date if each of the Boards determines in good faith, after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, that the failure to do so would likely be inconsistent with the directors’ fiduciary duties under Applicable Law; provided, however, that the Boards may not effect such an Adverse Recommendation Change unless:  (i) the Company shall have provided prior written notice to Parent, at least five Business Days in advance (the “Intervening Event Notice Period”), of its intention to effect such an Adverse Recommendation Change (which notice itself shall not constitute an Adverse Recommendation Change), which notice shall specify in reasonable detail such Intervening Event; and (ii) prior to effecting such Adverse Recommendation Change, (A) if requested by Parent, the Company shall have, and shall have caused the Company’s Representatives to, during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that an Adverse Recommendation Change is no longer necessary, and (B) Parent shall not have, during the Intervening Event Notice Period, made a written offer that that, after due consideration of such offer by the Boards in good faith and after consultation with their outside legal counsel and financial advisor of nationally recognized reputation, results in both Boards determining that it would not continue to be likely to be inconsistent with the director’s fiduciary duties under Applicable Law to not effect the Adverse Recommendation Change.  In the event of any material changes to the circumstances applicable to the Intervening Event, after the start of the Intervening Event Notice Period, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(f)(i) and to comply with the requirements of this Section 5.03(f) with respect to such new written notice (including a new Intervening Event Notice Period) except the Intervening Event Notice Period shall be at least three Business Days (rather than the five Business Days contemplated by Section 5.03(f)(i) above).

(g)      The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required by Applicable Law to be disclosed in any Company SEC Documents or otherwise in accordance with the Confidentiality Agreement.

(h)      No Adverse Recommendation Change shall change the approval of the Boards for purposes of causing any Anti-Takeover Measure to be applicable to the transactions contemplated by this Agreement or the Tender Agreements.

(i)      For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (that has not been withdrawn and that did not result from a breach of the provisions of Section 5.03(a)) to acquire all of the outstanding Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries, which (a) is not subject to a financing condition (and if financing is required, such financing is committed, or is reasonably expected to be committed, to the Third Party or “group” (as defined in or under Section 13(d) of the 1934 Act) making such Acquisition Proposal), (b) is reasonably likely to be consummated on the terms and conditions contemplated thereby, and (c) the Boards determine in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation, is on terms more favorable to the Company’s shareholders and other stakeholders than as provided hereunder, in each case taking into account the various legal, financial and regulatory aspects of the proposal, including the financial and financing terms thereof, the likelihood of consummation in a timely manner, and the identity of the Third Party or group making such proposal.

(j)      The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal or any inquiry or indication of interest that could reasonably be expected to lead to any Acquisition Proposal.  The Company shall promptly (but in no event later than 48 hours following the execution of this Agreement) demand that each Third Party that has heretofore executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Third Party’s consideration of a possible Acquisition Proposal at any time after January 1, 2014 (other than agreements that have expired by their terms) to immediately return or destroy (which destruction shall subsequently be certified in writing by such Third Party to the Company if such Third Party is required to do so pursuant to the terms of the non-disclosure or confidentiality agreement between such Third Party and the Company) all confidential information heretofore furnished by the Company, any of its Subsidiaries or any of its or their Affiliates or Representatives to such Third Party, its Subsidiaries or any of its or their Affiliates or Representatives.

Section 5.04.  Compensation Arrangements. Prior to the Expiration Time, the Company (acting through its Compensation Committee) will take all steps that may be required, necessary or advisable to cause  each Company Plan or similar arrangement that has been or after the date of this Agreement will be entered into by the Company or any of its Subsidiaries with any of its directors, officers or employees pursuant to which consideration is payable to any director, officer or employee to be approved by the Compensation Committee as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.  At the time of the taking of such steps described in this Section 5.04, the Compensation Committee will be composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto.

Section 5.05.  Anti-Takeover Measures.  The Company and the Boards shall take all actions within their power and authority necessary so that the restrictions of any Anti-Takeover Measures do not prevent or materially delay any and all of the transactions contemplated by this Agreement.  If any Anti-Takeover Measure becomes applicable to any of the transactions contemplated by this Agreement and the Tender Agreements, to the extent reasonably possible, the Company and the Boards shall grant such approvals and take such actions within their power and authority as are necessary, so that any such transactions contemplated by this Agreement and the Tender Agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Tender Agreement, as applicable, and otherwise act within their power and authority to eliminate or minimize the effects of such Anti-Takeover Measures on such transactions.

Section 5.06.  Innovation Box.  Prior to the Closing, the Company shall, and shall cause its Subsidiaries to: (i) provide Parent with a copy of any correspondence, written information or other document received from a Taxing Authority (or, in the case of oral communications, a summary of such communication) that relates to the Innovation Box (innovatiebox) (the “Innovation Box”) and/or net operating loss carryforwards (verrekenbare verliezen) for Dutch Tax purposes  promptly upon receipt of such correspondence, information, report or communication, (ii) reasonably consider any such actions with respect to the Innovation Box as the Parent may reasonably request, (iii) provide Parent an opportunity to review, consult and comment on any correspondence or other documents to be sent to a Taxing Authority to the extent they relate to the Innovation Box and/or net operating loss carryforwards reasonably prior to, and to the extent practicable, no later than seven days prior to, the date that such response will be, or is required to be, sent to the Taxing Authority, (iv) consider in good faith comments received from Parent with respect to any such correspondence or other documents, and (v) not initiate or enter into any discussions with a Taxing Authority relating to the Innovation Box without providing Parent with reasonable prior written notice of such discussions, to the extent practicable.

ARTICLE 6
Covenants of Parent

Parent agrees that:

Section 6.01.  Conduct of Parent.  Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Closing, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Buyer to consummate the Offer or the other transactions contemplated by this Agreement, including the financing thereof.

Section 6.02.  Obligations of Buyer.  Parent shall take all action necessary to cause Buyer to perform its obligations under this Agreement and to consummate the Offer on the terms and conditions set forth in this Agreement.

Section 6.03.  Director and Officer Liability.  Parent shall cause Buyer and the Company to do the following:

(a)      For six years after the Closing, Buyer and the Company shall indemnify and hold harmless the present and former directors, officers or employees of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Closing to the fullest extent permitted by Applicable Law or provided under the Company’s organizational documents in effect on the date hereof. In the event that any Indemnified Person is made party to any Action arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Buyer and the Company shall advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determine that such Indemnified Person is not entitled to indemnification.

(b)      For six years after the Closing, Buyer and the Company shall maintain in effect provisions in the Company’s organizational documents (or in such documents of any successor to the business of the Company’s) regarding exculpation of liability of directors, indemnification of directors, officers and employees and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)      Prior to the Closing, the Company shall or, if the Company is unable to, Parent shall cause Company after the Closing to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company for any reason fail to obtain such “tail” insurance policies as of the Closing, Parent shall cause Buyer or the Company to continue to maintain in effect, for a period of at least six years from and after the Closing, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or Buyer shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof.  In no event shall Parent be required to, and the Company shall not, expend for such policies pursuant to the previous sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (it being agreed that if the aggregate premiums of such insurance coverage exceed such amount, the Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Closing, for a cost not exceeding such amount).

(d)      If Buyer, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume the obligations set forth in this Section 6.03.

(e)      The rights of each Indemnified Person under this Section 6.03 shall be in addition to any rights such Person may have under the organizational documents of the Company or any of its Subsidiaries, under Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the transactions contemplated hereby and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 6.04.  Employee Matters.

(a)      For a period commencing on the Closing and ending on the first anniversary of the Closing (or, such shorter period of employment, as the case may be), each employee who remains employed by Parent, Buyer or any of their respective Subsidiaries (each, a “Continuing Employee”) shall receive from Parent or Buyer (i) an annual rate of salary or wages that is no less favorable than the annual rate of salary or wages provided to such Continuing Employee by the Company and its Subsidiaries as of immediately prior to the Closing (provided, that, any increase in such salary or wages following the date hereof was made in compliance with Section 5.01(j)), (ii) bonus opportunities and employee benefits that are no less favorable than the bonus opportunities or employee benefits, as applicable, provided to such Continuing Employee by the Company and its Subsidiaries as of immediately prior to the Closing (provided, that, any increase in such bonus opportunities or employee benefits following the date hereof was made in compliance with Section 5.01(j)) and (iii) severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible immediately prior to the Closing (provided, that, any increase in such severance benefits following the date hereof was made in compliance with Section 5.01(j)), provided that, upon a qualifying termination of employment, such severance benefits shall in no event be less than six months of the annual rate of salary or wages provided to such Continuing Employee by the Company and its Subsidiaries as of immediately prior to the Expiration Time.

(b)As of the Closing and solely with respect to Continuing Employees, should Parent elect to transition a Continuing Employee from a Company Plan to a welfare plan of Parent or Buyer, Parent shall cause Buyer, and any of their respective Subsidiaries or any of their respective third party insurance providers or third party administrators to, waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employees may be eligible to participate in after the Closing and to credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Plan during the plan year that includes the Closing Date for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent, Buyer or any of their respective Subsidiaries. In addition, as of the Closing, Parent shall, and shall cause Buyer and any applicable Subsidiary to, give Continuing Employees full credit for purposes of eligibility, vesting, participation in and determination of level of benefits under any employee benefit and compensation plans or arrangements (other than with respect to defined benefit plans) maintained by Parent, Buyer or an applicable Subsidiary that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Closing.

(c)Notwithstanding the generality of ýSection 9.07, the provisions of this Section 6.04 are solely for the benefit of the parties to this Agreement, and no current or former Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 6.04.  In no event shall the terms of this Agreement be deemed to confer upon any Company Service Provider any right to continued employment with Parent or any of its Affiliates (including, following the Closing Date, the Company).  Nothing herein shall be deemed to establish, amend, modify or cause to be adopted any Company Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Buyer, the Company or any of their respective Affiliates.

Section 6.05.  CVRs.  At or prior to the Closing, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by Parent and the Rights Agent; provided, that Parent may agree to reasonable modifications to the CVR Agreement as requested by the Rights Agent prior to executing the CVR Agreement so long as such modifications are not adverse to the Holders (as defined in the CVR Agreement) thereunder in any material respect.

ARTICLE 7
Covenants of Parent and the Company

The parties hereto agree that:

Section 7.01.  Regulatory Undertakings.

(a)      Subject to the terms and conditions of this Agreement, the Company and Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b)      In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within 10 Business Days of the date hereof.  Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.  At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services, or assets of the Company or any of its Subsidiaries (but, absent such request, the Company shall not take any such action), provided that any such action shall be conditioned upon the consummation of the Offer and the other transactions contemplated hereby.  Each party shall (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority and, subject to Applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) to the extent practicable, not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Offer and the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective Representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement.

(c)      The Company will, and will cause its Affiliates and their respective Representatives to, consult with and consider in good faith the views of Parent in connection with any material analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of the Company in connection with any meeting, communication or filing with the FDA or any corollary entity in any other jurisdiction.  The Company shall notify Parent of any material communications with the FDA or any corollary entity in any other jurisdiction relating to the Key Products, whether written or oral, as soon as reasonably practicable, and the Company shall provide Parent with copies of any such written communications.  To the extent practicable, the Company shall not agree to participate in any substantive meeting or discussion with the FDA or any corollary entity in any other jurisdiction unless it consults with Parent in advance and, to the extent permitted by the FDA or any corollary entity in any other jurisdiction and Applicable Law, gives Parent the opportunity to attend and participate thereat.  The Company shall furnish Parent with copies of all material correspondence, filings, and communications between the

Company and its Affiliates and their respective Representatives, on the one hand, and the FDA or any corollary entity in any other jurisdiction or their respective staffs, on the other hand.  From time to time and at the reasonable request of Parent, the Company shall provide Parent with updates concerning the progress of the Company’s regulatory filings and strategy for obtaining necessary regulatory Approvals to market and sell the Key Products.  Except to the extent required by Applicable Law or any listing agreement with or rule of any national securities exchange, the Company shall consult with Parent prior to making any public statement or issuing any press release regarding the status of any regulatory filings concerning the Key Products with the FDA or any corollary entity in any other jurisdiction.  Notwithstanding the foregoing provisions in this Section 7.01(c), the Company shall maintain sole authority over its business decisions and communications prior to the Closing, and the Company’s obligations under this Section 7.01(c) shall be subject to Applicable Law.

Section 7.02.  Certain Filings.  The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, the Schedule TO and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the CVR Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, the Schedule TO or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03.  Further Assurances.  The Company and Parent shall cooperate with one another and use their respective reasonable best efforts to cause the Pre-Launch Condition to be satisfied; provided that neither Parent nor Buyer shall be obligated to modify any of their respective obligations with respect to matters occurring following the Closing Date, in each case in any respect that is material to the specific obligation requested to be modified, or be required to make any material commitments to the works council and/or employee representative bodies.  The Company shall use commercially reasonable efforts to provide Parent, the Buyer and their counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the Company’s works council and/or employee representative bodies related to the satisfaction of the Pre-Launch Condition.  The Company will provide Parent and the Buyer with an opportunity to review and comment on any materials to be provided to the works council and/or employee representative bodies and will consider their comments in good faith.  Each of Parent and Buyer shall provide such information as may be reasonably be requested by the Company and the Works Council relating to the Pre-Launch Condition.

Section 7.04.  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with the other before issuing any press release or otherwise making any public statement with respect to the Offer.  Notwithstanding the foregoing, (a) each party may, without complying with the foregoing obligations, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents filed or furnished to the SEC, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 7.04, (b) a party may, without complying with the foregoing obligations, issue any press release or make any public statement as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange, (c) the Company need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made with respect to any Adverse Recommendation Change made in accordance with the terms of Section 5.03(e) or Section 5.03(f); provided, however, that upon issuing or making, as applicable, any such release, statement or filing as provided in clause (b) or (c) above, the Company shall, as soon as reasonably practicable thereafter, give Parent notice of and a written copy of such press release, public statement or filing; and (d) Parent need not comply with the foregoing obligations in connection with any press release, public statement or filing to be issued or made in connection with any matter described in clause (c) above or any actions taken or to be taken in connection therewith, provided that, Parent shall, as soon as reasonably practicable thereafter, give the Company notice of and a written copy of such release, announcement or statement. The Company may not hold any analyst calls or other publicly attended conference calls in connection with the execution and delivery of this Agreement and the announcement of the transactions contemplated hereby.

Section 7.05.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)      any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)      any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)      the occurrence or non-occurrence of any change, condition or event (i) that has had or is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (ii) that would result in the nonfulfillment of any of the conditions to Parent’s obligations hereunder; and

(d)      any Actions commenced or, to its knowledge, threatened in writing against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that that relate to the consummation of the transactions contemplated by this Agreement.

No such notice, nor any information obtained therefrom, shall be deemed to cure any breach of any representation, warranty or covenant made in this Agreement or have any effect for purposes of determining satisfaction of the conditions set forth in this Agreement, or the compliance with any covenant set forth herein.

Section 7.06.  Litigation and Proceedings.  The Company shall control the defense and/or settlement of any Action against the Company or any of its directors relating to this Agreement, the Offer or the other transactions contemplated by this Agreement; provided that the Company shall give Parent reasonable opportunity to participate, at Parent’s expense, in such Action, including (a) keeping Parent reasonably apprised of proposed strategies and other material decisions with respect to such Action (to the extent that attorney-client privileged between the Company and its counsel is not breached) and (b) affording Parent a reasonable opportunity to review and comment on all material filings or responses to be made by the Company in connection with such Action, and in good faith take any such comments into account; provided, further, that the Company agrees that it shall not settle any such Action without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned, except no settlement shall be effected unless Parent has provided its written consent, which may be withheld in its sole discretion, if the settlement (i) does not include a full and unconditional release of the Company, Parent, Buyer and their respective Affiliates (to the extent that any such Person is a defendant in such Action) or (ii) exceeds the limits of liability coverage provided for in the D&O Insurance.

ARTICLE 8.
Termination

Section 8.01.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)      by mutual written agreement of the Company and Parent;

(b)      by either the Company or Parent, if:

(i)      the Closing shall not have occurred on or before April 30, 2015 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time;

(ii)      there shall be any Applicable Law or permanent injunction or other order issued by a court of competent jurisdiction permanently restraining, making illegal or otherwise prohibiting consummation of the Offer or the Asset Sale and such injunction or other order shall have become final and non-appealable; or

(iii)     the Offer shall have expired without all of the Offer Conditions having been satisfied and shall have not been extended by Buyer; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement results in the Offer having expired without all of the Offer Conditions having been satisfied; provided, further, that the right to terminate this Agreement pursuant to Section 8.01(b)(iii) shall not be available to Parent if Parent has not caused Buyer to extend the Offer in circumstances where Buyer is required to extend the Offer under this Agreement;

(c)      by Parent, if, prior to the Closing:

(i)      (A) if the Boards (or any committee thereof) shall have effectuated an Adverse Recommendation Change (whether or not in compliance with Section 5.03), (B) the Company fails to issue a press release that expressly reaffirms the Company Recommendation within five Business Days after the Company’s receipt of a written request by Parent to provide such reaffirmation (or if the End Date is less than five (but more than two) Business Days from receipt of such request from Parent, by the close of business on the penultimate Business Day preceding the End Date) following the date that any Third Party or group (as defined under Section 13(d) of the 1934 Act), other than Parent or Buyer, (x) shall have made an Acquisition Proposal (other than a tender offer or exchange offer described in clause (C) below) and the existence of such Acquisition Proposal becomes publicly known (and not publicly withdrawn) or (y) shall have publicly announced an intention (whether or not conditional) (and not publicly withdrawn such intention) to make an Acquisition Proposal or the existence of an intention to make an Acquisition Proposal shall have otherwise become publicly known (provided that Parent may only request such reaffirmation once for any Acquisition Proposal or any material change thereto), (C) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced (and not withdrawn), and the Boards shall not have recommended that the Company’s shareholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer or (D) the

Company shall have breached Section 5.03 in any material respect (other than inadvertent breaches); or

(ii)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (D) or (E) of Part 2 of Annex I to fail to be satisfied and is incapable of being cured by the End Date or, if curable, is not cured by the Company by the earlier of (x) 30 days after receipt by the Company of written notice of such breach or failure and (y) the expiration of the Offer; provided that, at the time at which Parent or Buyer would otherwise exercise such termination right, Parent and Buyer shall not be in material breach of its or their obligations under this Agreement;

(d)      by the Company if, prior to the Closing:

(i)      the Boards authorize the Company to enter into an Alternative Acquisition Agreement concerning a Superior Proposal, but only if the Company is permitted to accept such Superior Proposal pursuant to Section 5.03(e); provided that concurrently with such termination, the Company enters into the Alternative Acquisition Agreement and pays the Termination Fee payable pursuant to Section 9.04(a)(i);

(ii)      a breach in any material respect of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Buyer set forth in this Agreement shall have occurred that (A) has or would reasonably be expected to have a Parent Material Adverse Effect and (B) is incapable of being cured by the End Date or, if curable, is not cured by Parent or Buyer by the earlier of (x) 30 days after receipt by the Company of written notice of such breach or failure and (y) the expiration of the Offer; provided that, at the time at which the Company would otherwise exercise such termination right, the Company shall not be in material breach of its obligations under this Agreement; or

(iii)     (A) (x)Buyer shall not have commenced the Offer within the later of (1) fifteen Business Days following the date hereof or (2) five Business Days following satisfaction or waiver of the Pre-Launch Condition or (y) the Offer shall have expired and not been extended by Buyer, and Buyer, in violation of this Agreement, fails to accept for payment within three Business Days following expiration all Shares validly tendered and not validly withdrawn pursuant to the Offer, and (B) Buyer has not cured such failure within five Business Days after receipt by the Company of written notice of such failure; provided that the Company may not terminate this agreement under Section 8.03(c)(iii)(A) if Buyer’s failure to commence the Offer within the later of five Business Days following satisfaction or waiver of the Pre-Launch Condition or fifteen Business Days following the date of this Agreement, as applicable, results from the Company’s breach of any provision of this Agreement.

The party desiring to terminate this Agreement pursuant to this Article 8 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other party.

Section 8.02.  Effect of Termination.  If this Agreement is terminated pursuant to Article 8, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost by a party or a party’s shareholders, which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure.  The provisions of this Section 8.02 and Sections 9.01, 9.04, 9.05, 9.08, 9.09, 9.10 and 9.13 shall survive any termination hereof pursuant to Article 8.

ARTICLE 9
Miscellaneous

Section 9.01. Notices.  All notices, requests and other communications to any party hereunder (each, a “Notice”) shall be in writing.  Such Notice shall be deemed to have been given as of the date delivered to the following:

if to Parent or Buyer, to:

BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Attention: Chief Executive Officer

with a copy, which shall not constitute notice, to:

BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Attention: General Counsel

if to the Company, to:

Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden
 The Netherlands
Attention: Berndt Modig

with copies, which shall not constitute notice, to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Michael Davis
Facsimile No.: (212) 701-5800
E-mail: michael.davis@davispolk.com
and

De Brauw Blackstone Westbroek N.V.
Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands
Attention: Paul Cronheim
Facsimile No.: +31205771775
E-mail: Paul.Cronheim@debrauw.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such Notices shall refer specifically to this Agreement and shall be deemed given only if delivered by FedEx or by other internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in this Section 9.01 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least five days’ prior to such address taking effect in accordance with this Section 9.01.

Section 9.02.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing.

Section 9.03. Amendments and Waivers.

(a)      Any provision of this Agreement may be amended or waived prior to the Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)      No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04.  Expenses.

(a)      General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(i)      Termination Fee.  If this Agreement is terminated by Parent pursuant to Section 8.01(c)(i) or by the Company pursuant to Section 8.01(d)(i), then the Company shall pay to Parent by wire transfer of immediately available funds $23,800,000 (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)      If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or Section 8.01(c)(ii), but in the case of termination pursuant to Section 8.01(c)(ii) only in the case of an intentional and material breach by the Company of its obligations hereunder, (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been made known to the Company or publicly disclosed or announced (and not publicly withdrawn prior to such termination), and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement to consummate an Acquisition Proposal or consummates an Acquisition Proposal (regardless of whether such Acquisition proposal is the same Acquisition Proposal referred to in clause (B)) (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent by wire transfer of immediately available funds, concurrently with the earlier of the Company’s entry into such definitive agreement or the consummation of such Acquisition Proposal, the Termination Fee.

(b)      Each of the Company, Parent and Buyer acknowledges that (i) the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Buyer and the Company would not enter into this Agreement and (iii) the Termination Fee is not a penalty, but rather constitutes damages in a reasonable amount that will reasonably compensate Parent and Buyer in the circumstances in which such Termination Fee is payable.  In the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent and Buyer for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.04, together with interest on the Termination Fee at the prime rate as quoted on Bloomberg screen (PRIMBB Index) in effect on the date such payment was required to be made through the date of payment plus 2% per annum.

(c)      Parent and Buyer agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, Parent and Buyer shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Buyer shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement, the Tender Agreements, the CVR Agreement or the transactions contemplated hereby or thereby.

Section 9.05.  Investment.

(a)      Within five Business Days following the execution of this Agreement, the Company shall issue and sell to the Buyer, and Buyer shall purchase from the Company, a convertible promissory note (the “Promissory Note”) in the principal amount of €40,355,125.10, in the form mutually agreed between the parties on the date hereof.

(b)      From and after the date of this Agreement except as provided in Section 9.05(c) below, Buyer will not (i) transfer, assign or dispose of (“Transfer”) any or all of the shares issuable upon conversion of the Promissory Note (the “Conversion Shares”), the Promissory Note or any interest therein without the prior written consent of the Company without the consent of the Company, unless permitted by the express terms of the Promissory Note, (ii) enter into any contract, option or other agreement with respect to any Transfer of any or all Conversion Shares, the Promissory Note or any interest therein without the consent of the Company, unless permitted by the express terms of the Promissory Note, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations hereunder or (iv) deposit any or all of the Conversion Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Conversion Shares inconsistent with Buyer’s voting obligations hereunder.

(c)      If this Agreement is terminated by the Company pursuant to Section 8.01(d)(i) and the Buyer has received the Termination Fee, the Promissory Note will automatically convert in accordance with its terms and Buyer will vote the Conversion Shares in favor of the transactions contemplated by the Alternative Acquisition Agreement at any meeting of the Shareholders of the Company in favor of which this Agreement was terminated, and, if applicable, will tender (and not withdraw) the Conversion Shares promptly, and in any event no later than ten Business Days, following the commencement of any tender offer pursuant to such Alternative Acquisition Agreement.  If this Agreement is terminated pursuant to any other provision in Section 8.01, the Promissory Note will automatically convert in accordance with its terms and from and after such termination, Buyer may Transfer the Conversion Shares in compliance with Applicable Laws; provided Buyer shall not Transfer (other than to Affiliates that expressly agree to be bound by this Section 9.05(c)) more than 10% of the daily trading volume of the Company’s Shares on NASDAQ.

Section 9.06.  Disclosure Schedule and SEC Document References.

(a)      The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent.  The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect.

(b)      Subject to the lead-in paragraph of Article 3, the parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent.

Section 9.07.  Binding Effect; Benefit; Assignment.

(a)      The provisions of this Agreement shall be binding upon and, except as provided in Section 6.03, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 6.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns and other than the right of any holders of Shares (including Company Restricted Shares) that are not tendered in the Offer or in the Subsequent Offering Period to receive the Offer Consideration in respect of those Shares or any holders of Company Options to receive the applicable consideration in respect of their Company Options, in each case, as contemplated by Article 2.

(b)      No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, provided that each of Parent and Buyer shall be permitted to assign all or any portion of its rights and obligations under this Agreement to an Affiliate of Parent without the Company’s consent; provided, further, that no such assignment shall (i) relieve the assigning party of its obligations under this Agreement or (ii) be permitted if such assignment would reasonably be expected to prevent, impair or materially delay the consummation of the Offer.

Section 9.08.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 9.09.  Jurisdiction.  The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any state or United States federal court located in the County of New York, New York, United States, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.01 shall be deemed effective service of process on such party.

Section 9.10.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO

TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.11. Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.12.  Entire Agreement.  This Agreement, the CVR Agreement, the Tender Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 9.13. Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.14.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any state or United States federal court located in the County of New York, New York, United States, in addition to any other remedy to which they are entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PROSENSA HOLDING N.V.

By:	/s/ Hans Schikan
	Name:	Hans Schikan
	Title:	Chief Executive Officer

PROSENSA HOLDING N.V.

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer

PROSENSA HOLDING N.V.

By:	/s/ Luc Dochez
	Name:	Luc Dochez
	Title:	Chief Business Officer

BIOMARIN PHARMACEUTICAL INC.

By:	/s/ Jean-Jacques Bienaimé
	Name:	Jean-Jacques Bienaimé
	Title:	Chief Executive Officer

BIOMARIN FALCONS B.V.

By:	/s/ G. Eric Davis
	Name:	G. Eric Davis
	Title:	Managing Director